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E-Mail: cwiener@quarles.com

January 21, 2009

United States Securities and Exchange Commission -
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549

Attention: John Madison

RE:     Delta Oil & Gas, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed December 16, 2008
           File No. 333-153880

Dear Mr. Madison:

We write on behalf of Delta Oil & Gas, Inc., ("the Company") in response to Staff's letter of January 12, 2009 by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement on Form S-4 (the "Comment Letter").  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form S-4 (The "Second Amended S-4").

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Registration Statement on Form S-4

General

1.  As indicated orally by counsel, please amend your filing to include the audit reports of Stallion along with the consent of Stallion’s auditors.

In response to this comment, the Company included in the Second Amended S-4 the audit reports of Stallion along with the consent of Stallion’s auditors.

If enough Stallion shareholders tender their shares….page 15

2.  We note that after the offer, the number of Stallion shareholder may be significantly reduced and Stallion may no longer be required to comply with the public reporting requirements under the Exchange Act.  Please advise us as to what consideration you gave to whether this offer constitutes a step in a going private transaction under Rule 13e-3.  If you intend to rely on the exception in Rule 13e-3(g)(1), please advise us as to how you are complying with that exception.

In response to this comment, Delta discloses on a supplemental basis that it reviewed the definition of “Rule 13e-3 transaction” set forth in Exchange Act Rule 13e-3(a)(3) and determined that this tender offer is not a step in a Rule 13e-3 transaction.  As set forth is Section II of SEC Release No. 34-17719, a Rule 13e-3 transaction consists of three elements: (1) an issuer or an affiliate of such issuer; (2) engaging in one or more of certain specified transactions; (3) having a purpose or reasonable likelihood of resulting in one or more specified effects.  All of these elements must be present for Rule 13e-3 to be applicable.  Delta concluded that this tender offer is not a Rule 13e-3 transaction because the first element was not satisfied as the proposed tender offer will be by neither “an issuer nor an affiliate of such issuer.”  Delta will not be an affiliate of Stallion at the time of the commencement of its offer.  The definition of an “affiliate” in paragraph (a)(1) of Exchange Act Rule 13e-3(a)(3) provides that Delta will not be deemed an affiliate of Stallion prior to the stated termination of the tender offer, even though it may meet the technical definition of an affiliate after the successful termination of the tender offer, because it was not an affiliate of the issuer at the commencement of this tender offer.  As such, Delta is an unaffiliated security holder as set forth in paragraph (4) of Exchange Act Rule 13e-3.

Assuming the successful termination of this tender offer, because of potential adverse tax consequences, Delta has no present intention of following up this transaction with a merger, consolidation, reorganization, or similar corporate transaction with Stallion which may trigger Exchange Act Rule 13e-3 and we have added an express disclosure to this effect.  Since no “second step” is contemplated and the tender offer itself does not involve Stallion or an affiliate of Stallion, Rule 13e-3 does not apply.  Even though following the successful termination of this tender offer Delta will be an affiliate of Stallion, this fact alone does not result in the occurrence of a Rule 13e-3 transaction when neither Delta or Stallion subsequent to this tender offer plans to engage in any of the specified transactions set forth in paragraph (a)3(i) of Exchange Act Rule 13e-3(a)(3).

Very truly yours,

/s/  Chad J. Wiener
Chad J. Wiener

CWIENER:dab